JPMorgan Chase & Co.

February 2011
Pricing Sheet dated February 22, 2011 relating to
Preliminary Terms No. 33 dated February 2, 2011
Registration Statement No. 333-155535
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Currencies

PLUS Based on a Basket of Twelve Currencies Relative to the U.S. Dollar due March 6, 2012
Performance Leveraged Upside Securities[SM]

PRICING TERMS — February 22, 2011	
Issuer:	JPMorgan Chase & Co.
Maturity date:	March 6, 2012, subject to adjustment for certain market disruption events and as described under "Description of PLUS — Payment at Maturity" in the accompanying product supplement no. MS-11-A-I
Aggregate principal amount:	$16,772,900

Basket:

Basket currencies	Weighting	Reference source	Applicable time	Initial Exchange Rate
Mexican peso ("MXN")	1/12	Reuters: WMRSPOT10	11:00 a.m., New York Time	12.079
Brazilian real ("BRL")	1/12	Reuters: BRFR	6:00 p.m., Sao Paulo Time	1.6694
Chilean peso ("CLP")	1/12	Reuters: CLPOB=	3:15 p.m., New York Time	470.76
Polish zloty ("PLN")	1/12	Reuters: WMRSPOT06	11:00 a.m., New York Time	2.8838
Turkish lira ("TRY")	1/12	Reuters: WMRSPOT07	11:00 a.m., New York Time	1.5897
South African rand ("ZAR")	1/12	Reuters: WMRSPOT17	11:00 a.m., New York Time	7.1192
Israeli new shekel ("ILS")	1/12	Reuters: BOIJ	3:00 p.m., Tel-Aviv Time	3.6340
Chinese renminbi ("CNY")	1/12	Reuters: SAEC	9:15 a.m., Shanghai Time	6.5772
Indian rupee ("INR")	1/12	Reuters: RBIB	12:30 p.m., Mumbai Time	45.200
South Korean won ("KRW")	1/12	Reuters: KFTC18	3:30 p.m., Seoul Time	1125.9
New Taiwan dollar ("TWD")	1/12	Reuters: TAIFX1-NDF	11:15 a.m., Taipei Time	29.580
Malaysian ringgit ("MYR")	1/12	Reuters: ABSIRFIX01	11:00 a.m., Kuala Lumpur Time	3.0515

Payment at maturity:	■ If the final basket value is *greater than* the initial basket value, which means the basket of currencies **strengthens** relative to the U.S. dollar, for each $10 stated principal amount PLUS, $10 + leveraged upside payment

In no event will the payment at maturity exceed the maximum payment at maturity.

■ If the final basket value is *less than or equal to* the initial basket value, which means the basket of currencies **remains unchanged or weakens** relative to the U.S. dollar, for each $10 stated principal amount PLUS, $10 x (1 + basket performance)

Because in this scenario, the basket performance will be zero or negative, this amount will be equal to or less than the stated principal amount of $10 and could be $0. There is no minimum payment at maturity on the PLUS. |
Leveraged upside payment:	$10 x leverage factor × basket performance
Basket performance:	(final basket value – initial basket value) / initial basket value
Initial basket value:	Set equal to 100 on the pricing date
Final basket value:	The basket closing value on the valuation date
Basket closing value:	The basket closing value on the valuation date will be calculated as follows: 100 × [1 + sum of (currency performance of each basket currency × weighting of each such basket currency)]
Currency performance:	With respect to each basket currency: 1 – (final exchange rate / initial exchange rate)

This formula effectively caps the contribution of each basket currency to a 100% return but does not limit the downside. See "How Do Currency Exchange Rates Work," "Hypothetical Payouts on the PLUS at Maturity — Example 2" and "Fact Sheet" in the preliminary terms for more information. |
Valuation date:	March 1, 2012, subject to adjustment for non-currency business days or certain market disruption events and as described under "Description of PLUS — Postponement of a Calculation Date" in the accompanying product supplement no. MS-11-A-I
Leverage factor:	250%
Maximum payment at maturity:	$16.00 (160.00% of the stated principal amount) per PLUS.
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see "Commissions and issue price" below)
Pricing date:	February 22, 2011
Original issue date:	February 25, 2011 (3 business days after the pricing date)
CUSIP / ISIN:	46634X419 / US46634X4198
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC ("JPMS")

Commissions and issue price:	Price to Public[(1)(2)]	Fees and Commissions[(2)(3)]	Proceeds to Issuer
Per PLUS	$10.00	$0.125	$9.875
Total	$16,772,900	$209,661.25	$16,563,238.75

(1) The price to the public includes the estimated cost of hedging our obligations under the PLUS through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on PS-19 of the accompanying product supplement no. MS-11-A-I.

(2) The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $9.950 per PLUS. Please see "Syndicate Information" on page 5 of the accompanying preliminary terms for further details.

(3) JPMS, acting as agent for JPMorgan Chase & Co., received a commission of $0.125 per $10 stated principal amount PLUS and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC ("MSSB"). See "Underwriting (Conflicts of Interest)" beginning on page PS-31 of the accompanying product supplement no. MS-11-A-I.

The PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement no. MS-11-A-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 33 Dated February 2, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211000758/e41925_fwp.pdf

Product supplement no. MS-11-A-I dated February 1, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211000678/e41879_424b2.pdf

Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

"Performance Leveraged Upside Securities[SM]" and "PLUS[SM]" are service marks of Morgan Stanley